Exhibit 99.3

Imperial Tobacco Group PLC – Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

As of the close of business on the 19th January 2007, Imperial Tobacco Group PLC’s share capital consists of 729,200,921 ordinary shares with voting rights. Imperial Tobacco Group PLC holds 51,717,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in Imperial Tobacco Group PLC is 677,483,921.

The above figure (677,483,921) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Imperial Tobacco Group PLC under the FSA’s Disclosure and Transparency Rules.

Contacts:

Trevor Williams	Deputy Company Secretary	0117 933 7032

Copies of our announcements are available on our website:  www.imperial-tobacco.com